FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                                HSBC BANK CANADA
                    FIRST QUARTER 2008 RESULTS^ - HIGHLIGHTS


* Net income attributable to common shares was C$155 million for the quarter ended 31 March 2008, an increase of 11.5 per cent over the same period in 2007.

* Return on average common equity was 21.2 per cent for the quarter ended 31 March 2008 compared with 22.0 per cent for the same period in 2007.

* The cost efficiency ratio was 48.7 per cent for the quarter ended 31 March 2008 compared with 52.2 per cent for the same period in 2007.

* Total assets were C$66.5 billion at 31 March 2008 compared with C$60.9 billion at 31 March 2007.

* Total funds under management were C$26.3 billion at 31 March 2008 compared with C$25.1 billion at 31 March 2007.

^ Results are prepared in accordance with Canadian generally accepted accounting principles.



Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$155 million for the quarter ended 31 March 2008, an increase of C$16 million, or
11.5 per cent, from C$139 million for the first quarter of 2007. Compared to the fourth quarter of 2007, net income attributable to common shares was C$44 million, or 39.6 per cent, higher in the first quarter of 2008. Results for the quarter ended 31 December 2007 were impacted by a charge of C$27 million, after related income taxes, relating to the bank's holdings of Canadian non-bank sponsored Asset Backed Commercial Paper ("non-bank ABCP"). Excluding this charge, net income attributable to common shares in the quarter ended 31 March 2008 was 12.3 per cent higher than the fourth quarter of 2007.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "HSBC Bank Canada has made a satisfactory start to 2008 in light of a difficult market. Uncertain conditions continue to affect the banking industry resulting in a reduction in interest margins, although trading revenues have increased due to market volatility. Despite the economic uncertainty, our customer franchise remains very strong and drives the majority of our revenue streams. The impact of our brand building activities, including HSBC's recent advertising campaign at Toronto's Pearson International Airport, together with our customer focused service propositions, is demonstrated by the success of our Direct Savings Account and the continued growth in the number of HSBC Premier Customers.

For the remainder of 2008, we will focus on increasing our customer base by continuing to enhance our HSBC Premier and HSBC Direct customer service propositions while growing our commercial business in a focused manner consistent with economic uncertainty."

Net interest income

Net interest income of C$298 million for the quarter ended 31 March 2008 was little changed from C$294 million in the same quarter of 2007. Average interest earning assets for the quarter were C$5.6 billion, or 10.7 per cent, higher than the same period in 2007. However, continuing competitive pressures and a challenging interest rate environment impacted the net interest margin, which decreased to 2.08 per cent for the quarter ended 31 March 2008 from 2.29 per cent for the same period in 2007. Reductions in the prime rate in November 2007 as well as January and March 2008 resulted in an immediate reduction in interest income on our floating rate loans without a corresponding reduction in interest expense as deposits re-priced less quickly. In addition, widening credit spreads experienced across the banking industry adversely impacted the cost of wholesale deposits.

Net interest income in the first quarter of 2008 was also largely unchanged compared with the fourth quarter of 2007. Although average interest earning assets increased by C$1.3 billion compared to the fourth quarter of 2007, this was offset by a lower net interest margin.

Non-interest revenue

Non-interest revenue was C$219 million for the first quarter of 2008 compared with C$185 million in the same quarter of 2007, an increase of C$34 million, or
18.4 per cent. Trading revenues increased C$37 million as a result of volatile foreign exchange and credit markets experienced in the first quarter of 2008 and benefited from a positive impact of C$19 million arising from changes in the fair value of certain debt obligations. Securitization income was C$17 million higher due to increased activity as well as higher gains on securitizations of loans arising from a reduction in the cost of funds. Deposit and payment service charges and credit fees were also higher due to continued business growth. These increases were partially offset by a reduction in capital market fees of C$10 million due to lower capital market activity in the first quarter of 2008. In addition, gains on available for sale securities were C$17 million lower than in the same period last year due to a gain recorded in the first quarter of 2007 from the sale of part of the bank's shares in the Montreal Exchange and gains on other securities were C$7 million lower due to a sale of investments within Private Equity Funds in the first quarter of 2007.

The increase in non-interest revenue from the fourth quarter of 2007 was C$57 million, or 35.2 per cent. Trading revenue was C$19 million higher as the positive impact of changes in the value of certain debt obligations recorded at fair value increased by C$13 million compared to the fourth quarter of 2007, due to a further widening of credit spreads. The fourth quarter of 2007 included charges for non-bank ABCP of C$8 million in trading and C$34 million write-down recorded as a loss on available for sale securities. Securitization income increased by C$14 million compared to the fourth quarter of 2007, mainly due to increased activity as well as a reduction in the cost of funds. These increases were partially offset by a C$5 million reduction in capital market fees.

Non-interest expenses

Non-interest expenses of C$252 million for the first quarter of 2008 were largely unchanged compared to the same quarter of 2007. The cost efficiency ratio of 48.7 per cent for the first quarter of 2008 improved from 52.2 per cent for the same period in 2007, reflecting both strong control of expenses, which were flat, together with increases in non-interest revenues. Salary expenses grew reflecting increased staff following investments in expanding the branch network, the direct bank and the payments and cash management businesses. This was partially offset by lower variable compensation as a result of reductions in capital market revenue.

Non-interest expenses were also largely unchanged compared to the fourth quarter of 2007. Salaries and benefits were C$8 million higher primarily due to increased benefit costs. Premises and equipment expenses increased by C$7 million arising from increased IT costs and higher occupancy expenses as the bank continued to open new branches. These increases were offset by a reduction in other expenses of C$16 million, mainly due to lower marketing expenses impacted by the timing of certain marketing campaigns together with small decreases in a number of other expense categories.

Credit quality and provision for credit losses

The provision for credit losses was C$25 million for the first quarter of 2008, compared with C$10 million in the first quarter of 2007, and C$24 million for the fourth quarter of 2007.

The previous benign credit environment combined with reversal of certain provisions resulted in a very low level of provisions for the first quarter of 2007. However, in the second half of 2007, the credit environment deteriorated and provisions for the first quarter of 2008 were at a similar level to that experienced in the third and fourth quarters of 2007. An increase in retail provisions and two specific manufacturing sector provisions in the first quarter of 2008 resulted in an increase from the same quarter of 2007. Overall credit quality remains strong, reflecting prudent lending standards.

The same factors impacted movements in impaired credit exposures. Gross impaired credit facilities were C$314 million, $42 million higher than 31 December 2007, and C$161 million, or 105 per cent, higher compared with C$153 million at 31 March 2007. Total impaired credit facilities, net of specific allowances for credit losses, were C$213 million at 31 March 2008 compared with C$188 million at 31 December 2007 and C$95 million at 31 March 2007. The general allowance for credit losses remained unchanged at C$269 million compared with 31 December 2007 and at 31 March 2007. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 0.81 per cent at 31 March 2008 compared with 0.79 per cent at 31 December 2007 and 0.77 per cent at 31 March 2007.

Income taxes

The effective tax rate in the first quarter of 2008 was 32.1 per cent compared with 32.9 per cent in the first quarter of 2007 and 35.6 per cent in the fourth quarter of 2007. The lower tax rate in the quarter ended 31 March 2008 compared to the fourth quarter of 2007 was largely due to a write-down of future income tax assets recorded in the fourth quarter of 2007 resulting from lower corporate tax rates enacted by the Federal Government.

Balance sheet

Total assets at 31 March 2008 were C$66.5 billion, an increase of C$3.6 billion from 31 December 2007, and C$5.6 billion from 31 March 2007. Commercial loans and bankers' acceptances increased by C$1.2 billion since the end of 2007, as commercial activity continued to be strong. Although residential mortgage originations increased, this was offset by securitizations of C$0.9 billion resulting in a net decrease of C$0.6 billion and consumer lending grew by C$0.5 billion. The securities portfolio and securities purchased under reverse repurchase arrangements increased by C$1.7 billion in the quarter, improving the bank's liquidity position.

Total deposits increased by C$1.1 billion to C$50.0 billion at 31 March 2008 from C$48.9 billion at 31 December 2007 and were C$4.0 billion higher compared with C$46.0 billion at 31 March 2007. Personal deposits grew by C$1.2 billion over 31 December 2007 driven by growth in High Rate and Direct Savings Accounts while in the same period commercial deposits decreased marginally.

Total assets under administration

Funds under management were C$26.3 billion at 31 March 2008 compared with C$26.2 billion at 31 December 2007 and C$25.1 billion at 31 March 2007. Although funds under management in the first quarter of 2008 benefited from good investment sales, reductions in equity markets adversely impacted fund values. Including custody and administration balances, total assets under administration were C$37.3 billion compared with C$37.1 billion at 31 December 2007 and C$34.0 billion at 31 March 2007.

Capital management and regulatory capital ratios

On 1 January 2008 the bank adopted a revised Basel Capital Framework commonly known as "Basel II" to comply with new regulations issued by the Office of the Superintendent of Financial Institutions Canada. The bank's tier 1 and overall capital ratios calculated in accordance with the new framework were 9.1 per cent and 11.3 percent respectively.

Capital Adequacy ratios calculated in accordance with the previous "Basel I" framework were 8.8 per cent for tier 1 and 11.3 per cent overall, at 31 December 2007 and 8.9 per cent and 11.0 per cent, respectively at 31 March 2007. Further details of the bank's capital management process, including details of the calculation of capital adequacy under the new "Basel II" framework will be included in the bank's first quarter 2008 report to shareholders.

Dividends

During the first quarter of 2008, the bank declared and paid C$65 million in dividends on HSBC Bank Canada common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D. The dividends will be payable on 30 June 2008, for shareholders of record on 13 June 2008.

Accounting policies adopted in 2008

Effective 1 January 2008, the bank adopted new Canadian Institute of Chartered Accountants (CICA) Handbook Standards requiring additional disclosures particularly relating to the management of risk associated with Capital and Financial Instruments. There was no impact on the results for the first quarter of 2008 arising from the adoption of these new presentation and disclosure standards, which will be reflected in HSBC Bank Canada's first quarter 2008 report to shareholders. Certain prior period amounts have been reclassified to conform to the current year's presentation.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 180 offices. With around 10,000 offices in 83 countries and territories and assets of US$2,354 billion at 31 December 2007, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Copies of HSBC Bank Canada's first quarter 2008 report will be sent to shareholders in May 2008.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. In addition, there may be a number of factors relating to the valuation of non-bank ABCP. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.


Summary





                                                                Quarter ended
Figures in C$ millions                            31Mar08          31Dec07         31Mar07
(except per share amounts)

Earnings
Net income attributable to common shares              155              111             139
Basic earnings per share                             0.31             0.22            0.28

Performance ratios (%)
Return on average common equity                      21.2             15.6            22.0
Return on average assets                             0.92             0.66            0.93
Net interest margin^                                 2.08             2.13            2.29
Cost efficiency ratio^^                              48.7             54.5            52.2
Non-interest revenue:total revenue ratio             42.4             34.9            38.6

Credit information
Gross impaired credit exposures                       314              272             153
Allowance for credit losses
- Balance at end of period                            370              353             327
- As a percentage of gross impaired credit exposures  118%             130%            214%
- As a percentage of gross loans and acceptances     0.81%            0.79%           0.77%

Average balances
Assets                                             67,897           66,158          60,656
Loans                                              38,850           39,032          35,994
Deposits                                           50,972           49,755          45,855
Common equity                                       2,964            2,827           2,558

Capital ratios^^^ (%)
Tier 1                                                9.1              8.8             8.9
Total capital                                        11.3             11.3            11.0

Total assets under administration
Funds under management                             26,283           26,213          25,083
Custodial accounts                                 11,006           10,914           8,868
Total assets under administration                  37,289           37,127          33,951







^ Net interest margin is net interest income divided by average interest earning assets for the period.
^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.
^^^ The capital ratios for the quarter ended 31 March 2008 have been calculated in accordance with the new Basel II capital adequacy framework, while those for previous periods were calculated in accordance with the previous Basel I framework.


Consolidated Statement of Income (Unaudited)





                                                            Quarter ended
Figures in C$ millions                             31Mar08       31Dec07      31Mar07
(except per share amounts)

Interest and dividend income
Loans                                                  642           678          597
Securities                                              73            74           58
Deposits with regulated financial institutions          36            55           59
                                                       751           807          714
Interest expense
Deposits                                               443           495          413
Debentures                                              10            10            7
                                                       453           505          420

Net interest income                                    298           302          294

Non-interest revenue
Deposit and payment service charges                     27            27           23
Credit fees                                             31            29           27
Capital market fees                                     22            27           32
Investment administration fees                          33            35           30
Foreign exchange                                        10            12            9
Trade finance                                            5             5            6
Trading revenue                                         51            32           14
(Losses) gains on available for sale securities          -           (34)          17
Gains on other securities                                1             2            8
Securitization income                                   27            13           10
Other                                                   12            14            9
                                                       219           162          185

Total revenue                                          517           464          479

Non-interest expenses
Salaries and employee benefits                         142           134          143
Premises and equipment                                  35            28           31
Other                                                   75            91           76
                                                       252           253          250

Net operating income before provision for
  credit losses                                        265           211          229

Provision for credit losses                             25            24           10

Income before taxes and non-controlling
  interest in income of trust                          240           187          219
Provision for income taxes                              75            64           70
Non-controlling interest in income of trust              6             7            6
Net income                                             159           116          143
Preferred share dividends                                4             5            4
Net income attributable to common shares               155           111          139

Average common shares outstanding (000)            498,668       493,668      488,668
Basic earnings per share (C$)                         0.31          0.22         0.28


Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions                           At 31Mar08       At 31Dec07      At 31Mar07

Assets
Cash and deposits with Bank of Canada                   520              510             457
Deposits with regulated financial institutions        2,944            3,063           4,380
                                                      3,464            3,573           4,837

Available for sale securities                         6,349            5,639           5,572
Trading securities                                    1,630            1,227           2,211
Other securities                                         42               60              25
                                                      8,021            6,926           7,808

Securities purchased under reverse
  repurchase agreements                               6,700            6,122           3,592

Loans
- Businesses and government                          21,940           21,322          19,059
- Residential mortgage                               12,292           12,920          14,170
- Consumer                                            5,361            4,826           3,870
- Allowance for credit losses                          (370)            (353)           (327)
                                                     39,223           38,715          36,772

Customers' liability under acceptances                6,265            5,727           5,314
Derivatives                                             905              623             313
Land, buildings and equipment                           149              149             122
Other assets                                          1,784            1,096           2,153
                                                      9,103            7,595           7,902
Total assets                                         66,511           62,931          60,911

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions                    1,646            1,535           2,162
- Individuals                                        19,454           18,291          17,248
- Businesses and governments                         28,891           29,051          26,551
                                                     49,991           48,877          45,961

Acceptances                                           6,265            5,727           5,314
Securities sold under repurchase agreements             712              320             467
Derivatives                                             692              649             290
Securities sold short                                   906              623           1,919
Other liabilities                                     3,342            2,256           3,011
Non-controlling interest in trust and subsidiary        430              430             430
                                                     12,347           10,005          11,431

Subordinated debentures                                 805              801             560

Shareholders' equity
- Preferred shares                                      350              350             350
- Common shares                                       1,225            1,225           1,125
- Contributed surplus                                   207              206             203
- Retained earnings                                   1,552            1,462           1,266
- Accumulated other comprehensive income                 34                5              15
                                                      3,368            3,248           2,959
Total liabilities and shareholders' equity           66,511           62,931          60,911


Condensed Consolidated Statement of Cash Flows (Unaudited)

                                                              Quarter ended
Figures in C$ millions                          31Mar08         31Dec07        31Mar07

Cash flows provided by/(used in):
- operating activities                              264             (30)           466
- financing activities                            1,437           1,006          2,024
- investing activities                           (1,691)           (847)        (2,407)

Increase in cash and cash equivalents                10             129             83
Cash and cash equivalents, beginning of period      484             355            347
Cash and cash equivalents, end of period            494             484            430

Represented by:
- Cash resources per balance sheet                  520             510            457
  - less non-operating deposits^                    (26)            (26)           (27)
- Cash and cash equivalents, end of period          494             484            430

^ Non-operating deposits are comprised primarily of cash restricted for recourse on securitization transactions.








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 May 2008